Capital Group Emerging Markets Total Opportunities Fund
October 31, 2017
Because the electronic format for filing Form N-SAR does not provide adequate space for responding to
Items 72DD1 and 72DD2, 73A1 and 73A2, 74U1 and74U2, and 74V1 and 74V2,
complete answers are as follows:
Item 72DD1 and 72DD2
Total income dividends for which record date passed during the period
Share Class	Total Income Dividends (000's omitted)
Class F-2	$-
Class F-3	$-
Total	$0
Class R-6	$-
Total	$0
Item 73 A1 and 73A2
Distributions per share for which record date passed during the period
Share Class	Dividends from Net Investment Income
Class F-2	$-
Class F-3	$-
Class R-6	$-
Item 74U1 and 74U2
Number of shares outstanding
Share Class	Shares Outstanding (000's omitted)
Class F-2	1
Class F-3	7,155
Total	7,156
Class R-6	4,935
Total	4,935
Item 74V1 and 74V2
Net asset value per share (to nearest cent)
Share Class	Net Asset Value Per Share
Class F-2	$11.88
Class F-3	$11.88
Class R-6	$11.88